04003952

SD 3/22/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR - 8 2004 158

VF 3-17-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

TURNING POINT SECURITIES, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1118
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477 (Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA, CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

SW

OATH OR AFFIRMATION

I, RICHARD L. ROSENTHAL, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

TURNING POINT SECURITIES, LLC as of

DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

MANAGING MEMBER
Title

Subscribed and sworn to before me this 1st day of March, 2004

[signature]
Notary Public

"OFFICIAL SEAL"
BELINDA S. LENTZ
Notary Public, State of Illinois
My Commission Expires 4/9/06

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2003

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Members
Turning Point Securities, LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Turning Point Securities, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Turning Point Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Linda C Rapacz

February 26, 2004

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 226,786
Accounts Receivable		195,606
Due from Clearing Firm		1,252,283
Clearing Deposit		121,800
Securities Owned, at Market Value		12,358
Total Current Assets		$ 1,808,800
FIXED ASSETS		
Office Equipment	$ 73,929	
Leasehold Improvements	32,524	
Office Furniture	6,809	
Total Fixed Assets	$113,262	
Less - Accumulated Depreciation	59,571	
Net Fixed Assets		53,691
OTHER ASSETS		
Exchange Membership, at Cost (Market Value at December 31, 2003 is $ 2,000)	$ 10,000	
Investment	10,000	
Security Deposit	6,783	
Total Other Assets		26,783
TOTAL ASSETS		$1,889,307

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable		$ 55,028
Securities Sold, Not yet Purchased, at Market Value		13,531
Accrued Payroll		3,583
Total Current Liabilities		$ 72,142
MEMBERS' CAPITAL		
Members' Capital	$ 1,524,914	
Net Income for the Year	557,530	
Members' Distributions	(265,279)	
Total Members' Capital		1,817,165
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$1,889,307

The accompanying notes to the financial statements are an integral part of this statement.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Turning Point Securities, LLC (the Company) is a limited liability company, which was formed in the state of Illinois on May 12, 2000 and is a fully disclosed broker-dealer. The Company provides brokerage services to broker-dealers and institutional clients and has the authority to act as a market maker and trade prorietarily off the floor. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange, the National Stock Exchange, the National Futures Association and the National Association of Securities Dealers., Inc.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

Depreciation is computed on an accelerated basis over the estimated useful life of the fixed assets.

Income Taxes

The Company's income flows to its members' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. The 2003 expense of approximately $5,500 has not been recorded on the Company's books.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investment

The Company owns ten shares of First Options of Chicago, Inc. Series A Preferred Stock, valued at cost, at December 31, 2003.

Operating Lease Commitment

As of August 28, 2003 the Company leased office space under a noncancellable lease which expires on September 30, 2006. The Company paid $5,638 in rent expense under the terms of this lease in 2003. The following is a schedule by years of future minimum rents due under the lease as of December 31, 2003:

Year Ending:	
December 31, 2004	$ 22.691
December 31, 2005	23,258
December 31, 2006	17,769
Total Lease Commitment	$ 63,718

Employees' Retirement Plan

The Company started the Turning Point Securities, LLC 401(k) Plan effective January 1, 2001. The employees' contributions are based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a matching contribution equal to 100% on the first 10% of the employees' contributions. The Company's 401(k) Plan is administered by an outside financial institution. The Company's contribution to the plan, for the year ended December 31, 2003, was $11,754.

NOTE 3- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no audit adjustments were deemed necessary.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company subleased office space from, and shared various operating expenses with, an affiliated company during 2003. The sublease ended September 30, 2003. A Company member is a partner of the affiliated company.

NOTE 5 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including economic hedges of trading instruments, and would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company had no derivative activity in 2003 or open derivative financial instrument positions at December 31, 2003.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2003 the Company had net capital and net capital requirements of $1,711,713 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 3.42%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.